Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Amounts in thousands)	2017		2016		2015		2014		2013
Earnings:
Income from continuing operations	$313,026		$156,727		$192,855		$113,489		$156,324
Income tax expense (benefit)	16,026		76,539		70,369		46,522		47,601
Interest Expense	99,766		82,377		76,205		73,057		75,044
Loss on debt extinguishment, net	37,116		2,935		6,557		—		789
Estimated interest component of rental expense	4,517		3,476		3,133		3,153		3,298
Adjusted earnings	$470,451		$322,054		$349,119		$236,221		$283,056

Fixed Charges:
Interest Expense	$99,766		$82,377		$76,205		$73,057		$75,044
Estimated interest component of rental expense	4,517		3,476		3,133		3,153		3,298
Total fixed charges	$104,283		$85,853		$79,338		$76,210		$78,342

Ratio of earnings to fixed charge	4.5	x	3.8	x	4.4	x	3.1	x	3.6	x

Excess	$366,168		$236,201		$269,781		$160,011		$204,714